[Fiserv Logo]

April 7, 2000

Fiserv, Inc.
255 Fiserv Drive
Brookfield, WI 53045

Subject: REGISTRATION STATEMENT ON FORM S-8

Dear Sirs:

I have acted as counsel for Fiserv, Inc., a Wisconsin corporation ("Fiserv"), in connection with its Registration Statement on Form S-8 (the "Registration Statement"), filed under the Securities Act of 1933 (the "Act"), relating to the proposed sales of up to 6,000,000 shares of its Common Stock, $.01 par value (the "Shares"), and related Preferred Stock Purchase Rights pursuant to the Fiserv, Inc. Stock Option Plan.

In that connection, I have examined originals, or copies certified or otherwise identified to my satisfaction of such documents, corporate records and other instruments as I have deemed necessary or appropriate for purposes of this opinion, including the Articles of Incorporation, as amended, and By-Laws, as amended, of Fiserv.

Based upon the foregoing, I am of the opinion that:

1. Fiserv has been duly organized and is validly existing as a corporation under the laws of the State of Wisconsin.

2. The Shares have been duly authorized and are validly issued and fully paid and nonassessable, except as provided in Section 180.0622(b) of the Wisconsin Business Corporation Law.

3. The Rights to be issued with the Common Stock when issued pursuant to the terms of the Fiserv Rights Agreement will be validly issued.

I hereby consent to the use of this opinion as an exhibit to the Registration Statement and to the reference to me under "Legal Matters" in the Information
Statement comprising a part of the Registration Statement. By giving the foregoing consent, I do not admit that I come within the category of persons whose consent is required under Section 7 of the Act.

Very truly yours,

/S/ CHARLES W. SPRAGUE

Charles W. Sprague

Executive Vice President, General Counsel,
Chief Administrative Officer and Secretary